UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November 2023
Commission File Number: 001-41327

GOGORO INC.

11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan District, Taipei City 105
Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

EXPLANATORY NOTE

On November 16, 2023, Gogoro Inc. issued a press release announcing its financial and operating results for the third quarter ended September 30, 2023. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

Exhibit 99.1 to this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-264619), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS INDEX

Exhibit Number	Exhibit Title

99.1	Press release issued by Gogoro Inc., dated November 16, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: November 16, 2023	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer